October 13, 2017

Via EDGAR Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:	GraniteShares ETF Trust (the “Registrant”)
Registration Statement on Form N-14

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Registration Statement on Form N-14 relating to the issuance by GraniteShares HIPS US High Income ETF, a series of the Registrant (the “Successor Fund”), of shares of beneficial interest in connection with the reorganization of Master Income ETF, a series of ETF Series Solutions (the “Predecessor Fund”), into the Successor Fund (the “Reorganization”).The Successor Fund is a newly formed series of the Registrant that will not commence operations until the closing of the Reorganization. Upon the closing of the Reorganization, the Successor Fund will adopt the Predecessor Fund’s accounting and performance history such that the Predecessor Fund’s accounting and performance records will continue.

Related to this filing, the Registrant filed Post-Effective Amendment number 4 on Form N-1A on October 2, 2017 (Accession Number: 0001387131-17-004942) to register shares of the Successor Fund and which is currently scheduled to become effective seventy-five days after filing, pursuant to Rule 485(a) of the Securities Act of 1933, as amended. In light of the similarities between the Registrant’s Registration Statements filed herewith and filed on October 2, 2017 (Accession Number: 0001387131-17-004942) the Registrant respectfully requests concurrent review and comment by the Commission staff.

If you have any questions or comments concerning this filing, please contact me at (202) 312-3331.

Very truly yours, W. Thomas Conner WC:gp Enclosures